Exhibit 2

Baja Mining Corp.

Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in Canadian dollars)

Management’ Responsibility for Financial Reporting

The consolidated financial statements and information in the Annual Report are the responsibility of management. The consolidated financial statements of Baja Mining Corp. (“Baja”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 29, 2007. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by PricewaterhouseCoopers LLP, Auditors. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Auditors Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, is composed of three directors including two of whom are independent Directors, has reviewed these statements with management and the Auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

/s/ John Greenslade	/s/ Robert Mouat

John Greenslade	Robert Mouat
President and Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.

March 29, 2007

Independent Auditors’ Report

To the Shareholders of

Baja Mining Corp.

We have audited the consolidated balance sheet of Baja Mining Corp. as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements, after the restatement as described in Note 2, present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2005 and for the years ended December 31, 2005 and 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 21, 2006, except as to note 12(a), which is effective as at March 6, 2006.

We have audited the restatement as described in Note 2 of the December 31, 2005 financial statements and in our opinion, such restatement, in all material respects, is appropriate and has been properly applied.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 29, 2007

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of Baja Mining Corp.:

We have audited the accompanying consolidated balance sheets of Baja Mining Corp. (the "Company") as at December 31, 2005 and 2004 and the related consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

/s/ Staley, Okada & Partners

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Vancouver, B.C.
March 21, 2006, except as to Note 12a, which
is as of April 6, 2006

Comments By Auditors For U.S. Reader On Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company's continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company's ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated March 21, 2006, except as to Note 12a, which is as of April 6, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors' report when the situation is adequately disclosed in the financial statements.

/s/ Staley, Okada & Partners

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Vancouver, B.C.
March 21, 2006, except as to Note 12a, which
is as of April 6, 2006

Staley, Okada & Partners, with offices in Vancouver and Surrey, is a Member of MSI, a Network of Independent Professional Firms • A Member of the Institute of Chartered Accountants of British Columbia
A Partnership of Incorporated Professionals; L.M. Okada, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., L.W.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTINGDIFFERENCES

In the United States, reporting standards for auditors require the addition to an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the restatement of the prior year described in note 2 to the financial statements. Our report to the shareholders dated March 29, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such a restatement in the auditors’ report when it is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 29, 2007

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

		2006 $	2005 $
			(restated, note 2)
Assets

Current assets
Cash and cash equivalents		1,475,375	2,760,084
Short term deposits		8,874,554	-
Other current assets		850,056	260,541

		11,199,985	3,020,625

Mineral properties and mining concessions (note 5)		757,793	757,793

Property, plant and equipment (note 6)		464,034	598,714

		12,421,812	4,377,132

Liabilities

Current liabilities
Accounts payable and accrued liabilities		1,139,707	392,129
Due to related parties (note 8(b))		-	61,186

		1,139,707	453,315

Shareholders’ Equity

Share capital (note 7)		65,258,086	44,284,417

Share purchase warrants (note 7(e))		6,496,517	1,121,953

Contributed surplus (note 7(h))		6,972,565	2,739,721

Deficit		(67,445,063)	(44,222,274)

		11,282,105	3,923,817

		12,421,812	4,377,132

Commitments (note 12)
Subsequent events (note 15)

On behalf of the Board

/s/ John Greenslade	Director	/s/ Robert Mouat	Director

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

	2006 $	2005 $	2004 $

		(restated, note 2)
Exploration expenses
Amortization	109,431	81,219	-
Camp, general and travel	1,047,456	471,457	230,530
Concession and claim fees	47,968	184,412	163,481
Drilling	4,799,385	706,062	128,071
Feasibility studies	4,447,721	1,206,270	507,930
Geological and environmental	674,085	425,153	238,738
Metallurgical	262,471	279,165	64,533
Pilot plant costs	3,257,312	705,870	1,364,224
Professional and consulting fees
Related party (note 8(a))	544,107	329,112	211,884
Other	864,817	438,421	337,925
Stock-based compensation expense (note 7(g))	3,244,487	495,515	578,382
Wages and subcontract	527,914	-	-

	19,827,154	5,322,656	3,825,698

General and administrative expenses
Amortization	59,372	56,313	19,864
Audit and legal fees	259,696	271,839	51,653
Directors fees	42,500	-	-
Filing, exchange and transfer agent fees	86,322	48,758	40,110
Interest and bank charges	11,628	6,220	3,178
Management and consulting fees
Related party (note 8(a))	165,000	122,933	123,273
Other	186,449	101,302	50,467
Office and general	168,412	73,663	42,348
Promotion, trade show and marketing	147,734	159,988	187,049
Rent	135,121	133,946	70,595
Stock-based compensation expense (note 7(g))	1,996,339	858,515	817,324
Telephone	55,203	38,734	20,860
Travel	186,839	35,810	102,345
Wages and subcontract	461,153	184,578	116,162

	3,961,768	2,092,599	1,645,228

Loss before other items	(23,788,922)	(7,415,255)	(5,470,926)

Foreign exchange gain (loss)	60,995	(7,616)	(15,040)

Interest income and other	505,138	26,140	94,281

Loss for the year	(23,222,789)	(7,396,731)	(5,391,685)

Deficit – Beginning of year	(44,222,274)	(36,825,543)	(31,433,858)

Deficit – End of year	(67,445,063)	(44,222,274)	(36,825,543)

Basic and diluted loss per share for the year	(0.24)	(0.11)	(0.10)

Weighted average number of shares outstanding	97,927,466	64,643,324	54,172,505

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

	2006 $	2005 $	2004 $
		(restated, note 2)
Cash flows from operating activities
Loss for the year	(23,222,789)	(7,396,731)	(5,391,685)
Items not affecting cash
Amortization	168,803	137,532	19,864
Consulting fees settled by sale of subsidiary	-	-	27,000
Impairment of property, plant and equipment	125,284	-	-
Stock-based compensation expense	5,240,826	1,354,030	1,395,706

	(17,687,876)	(5,905,169)	(3,949,115)
Net changes in working capital balances
Other current assets	(589,515)	(48,570)	(141,186)
Accounts payable and accrued liabilities	747,578	(769,066)	1,065,213

	(17,529,813)	(6,722,805)	(3,025,088)

Cash flows from investing activities
Proceeds of merger	-	-	81,339
Investment in short term deposits	(8,874,554)	-	-
Acquisition of property, plant and equipment	(159,407)	(599,385)	(104,392)

	(9,033,961)	(599,385)	(23,053)

Cash flows from financing activities
(Repayments) advances of amounts due to related parties	(61,186)	14,183	(711,856)
Net proceeds from issuance of share purchase warrants	5,070,828	1,121,953	-
Net proceeds from issuance of common shares	20,269,423	3,697,756	8,952,375

	25,279,065	4,833,892	8,240,519

(Decrease) increase in cash and cash equivalents	(1,284,709)	(2,488,298)	5,192,378

Cash and cash equivalents - Beginning of year	2,760,084	5,248,382	56,004

Cash and cash equivalents - End of year	1,475,375	2,760,084	5,248,382

Supplemental cash flow information (note 13)

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

1

Nature and continuance of operations

Baja Mining Corp. (“the Company”), formerly First Goldwater Resources Inc., was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the Toronto Stock Exchange as of February 7, 2007 (previously listed on TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation through a reverse takeover.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”) in acceptable form. The Form 20-F was filed with the SEC on December 8, 2006 and finalized as of January 15, 2007.

The Company is in the process of exploring its resource properties in Mexico and is considered to be in the exploration stage.

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

2

Restatement

In the previously released audited December 31, 2005 financial statements, the Company had concluded there was no incremental cost in connection with options re-priced during the year.  During the year ended December 31, 2006, the Company determined that these options were incorrectly re-valued, including options re-priced subject to the approval of disinterested shareholders for which approval was not received until 2006.  The effect of the restatement for the year ended December 31, 2005 is to increase stock-based compensation allocated to exploration expenses by $80,000 and to increase stock-based compensation allocated to general and administrative expenses by $320,000 with a corresponding $400,000 credit to contributed surplus.  The remaining cost of the re-priced options approved in 2006 was recognized as a stock-based compensation cost in 2006 (note 7(g)).

(1)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

2

Restatement (continued)

Through and as at December 31, 2005 the impact of the restatement was:

Balance Sheet	As previously stated	As restated

Contributed Surplus	$2,339,721	$2.739,721
Deficit	$43,822,274	$44,222,274

Statement of Operations and Deficit

Exploration expenses
Stock-based compensation expense	$415,515	$495,515

General and administrative expenses
Stock-based compensation expense	$538,515	$858,515

Loss before other items	$7,015,255	$7,415,255
Loss for the year	$6,996,731	$7,396,731
Deficit – End of year	$43,822,274	$44,222,274

3

Reverse takeover of Mintec International Corporation

Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation (“Mintec”) by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction is treated as a reverse takeover for accounting purposes whereby Mintec is identified as the acquirer. Accounting for the business combination as reverse takeover results in the following:

a)

The consolidated financial statements of the combined entities are issued under the legal parent (Baja Mining Corp.) but are considered a continuation of the financial statements of the legal subsidiary, Mintec.

b)

Since Mintec is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values.

c)

The fair value of net assets acquired were as follows:

$

Total assets	110,167
Total liabilities	(63,796)

46,371

(2)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

4

Summary of significant accounting policies

a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s significant subsidiary is Mintec and its wholly owned subsidiary, Minera y Metalurgica del Boleo, S.A de C.V., which holds the mineral property rights. All significant inter-company transactions and balances have been eliminated. As described in note 14, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

b)

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

(3)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

4

Summary of significant accounting policies (continued)

c)

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost. Amortization of assets is calculated using the straight-line method over the following estimated useful life:

Office equipment and furniture	five years
Leasehold improvements	five years
Computer equipment	three years
Vehicles	five years
Software	two years
Warehouse	20 years
Mining machinery and equipment	five years
Transportation equipment	four years
Test mining equipment	two years

d)

Use of estimates

These consolidated financial statements have been prepared in accordance Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates include the recoverable amount of mineral properties, amortization rates, provision for reclamation costs and stock based compensation.

e)

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term deposits, other current assets, accounts payable and accrued liabilities and amounts due to related parties.

i)

Foreign exchange risk

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

ii)

Fair value of financial instruments

The carrying values of the cash and cash equivalents, short-term deposits, other current assets, accounts payable and accrued liabilities and amounts due to related parties approximate their respective fair values due to the short-term nature of these instruments.

(4)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

4

Summary of significant accounting policies (continued)

f)

Foreign currency translation

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income for the year.

g)

Basic and diluted loss per share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. Since the Company has losses the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

h)

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

i)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

j)

Short-term deposits

Short term deposits include term deposits and short term highly liquid investments with the original term to maturity of greater than three months but less than one year, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

(5)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

4

Summary of significant accounting policies (continued)

k)

Stock based compensation

On January 1, 2004, the Company adopted the amended Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. In terms of this amended standard, all stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. Compensation costs attributable to share options granted are measured at a fair value at the grant date and charged to operations over the vesting period. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital.

l)

Property option agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the option holder, amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

m)

Asset retirement obligations

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

n)

Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation of the current year.

5

Mineral properties and mining concessions

Boleo Project details are as follows:

	2006 $	2005 $

Property rights (note 5(a))	651,443	651,443
Mining concessions (note 5(b))	106,350	106,350

Total at cost	757,793	757,793

(6)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

5

Mineral properties and mining concessions (continued)

a)

Property rights

The Company owns three properties covering approximately 6,692 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $5,400 (2005 - 5,800).

b)

Mining concessions

The Company acquired certain concessions covered by 15 separate titles and covering approximately 10,081 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $48,000 (2005 -$154,700).

c)

Details of cumulative expenditures on the Boleo Project are as follows:

	2006 $	2005 $ (restated, note 2)

Amortization	190,650	81,219
Camp, general and travel	2,088,798	1,041,342
Concession fees and other	1,851,296	1,803,328
Drilling	12,690,696	7,891,311
Feasibility studies	7,292,178	2,844,457
Geological and environmental	8,523,038	7,848,953
Infrastructure	687,494	687,494
Management fees	3,438,073	2,893,966
Metallurgical and contract services	5,949,272	5,686,801
Pilot plant costs	5,327,406	2,070,094
Professional fees	4,523,116	3,658,299
Stock-based compensation expenses	4,318,384	1,073,897
Wages and subcontracts	1,787,175	1,259,261

	58,667,576	38,840,422

(7)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

6

Property, plant and equipment

			2006

	Cost $	Accumulated amortization $	Net $

Computer equipment and software	178,313	119,188	59,125
Leasehold improvements	101,559	28,428	73,131
Machinery and equipment	357,636	121,094	236,542
Mining equipment	86,262	75,189	11,073
Office equipment and furniture	89,054	44,825	44,229
Transportation equipment	67,590	41,173	26,417
Warehouse	38,784	25,267	13,517

	919,198	455,164	464,034

			2005

	Cost $	Accumulated amortization $	Net $

Computer equipment and software	131,626	92,915	38,711
Leasehold improvements	101,559	10,152	91,407
Machinery and equipment	274,924	42,749	232,175
Mining equipment	86,262	55,176	31,086
Office equipment and furniture	79,714	33,566	46,148
Transportation equipment	46,922	28,482	18,440
Warehouse	167,149	26,402	140,747

	888,156	289,442	598,714

During the year ended December 31, 2006, the Company recorded an impairment charge against the warehouse of $125,284.

(8)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital

a)

Authorized

Unlimited common shares without par value

b)

Details of transactions are as follows:

	Shares	Amount $

Balance - December 31, 2003	6,153,604	31,577,900

Shares issued (i)	600,000	-
Shares issued on reverse takeover transaction	40,000,000	46,371
Brokered private placement (note 7(d))	10,666,666	8,000,000
Public offering (note 7(d))	2,666,666	2,000,000
Shares issued for agent’s fees	77,370	58,028
Share issue costs	-	(1,116,813)
Shares issued on exercise of stock options	20,000	4,400
Fair value of options exercised (note 7(g))	-	5,517
Shares issued on exercise of warrants	52,000	6,760

Balance - December 31, 2004	60,236,306	40,582,163

Brokered private placement (note 7(d))	8,255,715	2,674,749
Non-brokered private placements (note 7(d))	3,505,249	1,006,358
Share issue costs	-	(577,473)
Shares issued on exercise of warrants	4,243,550	585,322
Shares issued on exercise of stock options	40,000	8,800
Fair value of options exercised (note 7(g))	-	4,498

Balance - December 31, 2005	76,280,820	44,284,417

Brokered private placement (note 7(d))	25,555,556	17,634,879
Share issue costs	-	(2,076,487)
Shares issued on exercise of warrants	4,092,641	3,023,163
Fair value of warrants exercised (note 7(f))	-	699,882
Shares issued on exercise of stock options	1,955,000	684,250
Fair value of options exercised (note 7(g))	-	1,007,982

Balance - December 31, 2006	107,884,017	65,258,086

(i)

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent. The amount of share capital proceeds, to the date of the reverse takeover, represents that share capital proceeds of Mintec and is not related to the issuance of the shares by the Company. As a result, although the Company issued 5,137,455 shares in the year ended December 31, 2003 and 600,000 in the 2004 period prior to the reverse takeover, Mintec did not issue any shares and did not have any share capital proceeds. The proceeds raised by the Company are included in the net assets acquired by Mintec in the reverse takeover transaction.

(9)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

c)

Share issued to acquire Mintec

Effective April 20, 2004, pursuant to a share purchase agreement, the Company acquired all the issued and outstanding shares of Mintec in exchange for 40,000,000 shares. The share exchange resulted in a change of control, which is accounted for as a reverse takeover.

d)

Private placements

During the financial year ended December 31, 2006, the following share placements were completed:

i)

April 2006 - a brokered private placement of 25,555,556 units at $0.90 per unit, realizing gross proceeds of $23,000,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.25 within two years of issue, extended to five years on August 25, 2006 as the Company achieved Tier 1 status. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $2.50 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the shares and warrants was determined using the Black-Scholes pricing model. The fair value of the 25,555,556 shares was estimated to be $17,634,879 and the fair value of warrants was estimated to be $5,365,121. Agent’s, finders and other fees and costs relating to this issue amounting to $1,399,271 were paid in cash. Additionally, the agents were granted 983,993 warrants, representing 5.5%, of units placed by them, entitling the holder to acquire one share at $0.90 within two years of issue, extended to five years on August 25, 2006 as the Company achieved Tier 1 status (fair value $1,308,952 (note 7(f)(v)). The pro rata issue costs of, $2,076,487 were charged to share capital.

During the financial year ended December 31, 2005, the following share placements were completed:

i)

March 2005 - a private brokered placement of 2,000,000 units at $0.60 per unit, realizing gross proceeds of $1,200,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.15 within two years of issue. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $308,652. The expiration date for the warrants has been extended to five years on August 25, 2006 as the Company achieved Tier 1 status, on the TSX Venture, prior to expiry of the two-year term. Agents’ fees relating to this placement amounted to $92,500 settled in cash. During 2006, the Company achieved Tier 1 status on the TSX Venture. At this time, all the warrants had been exercised, therefore, no extensions were made for the warrants.

(10)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

d)

Private placements (continued)

ii)

March 2005 - a private non-brokered placement of 100,000 units at $0.60 per unit, realizing gross proceeds of $60,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.15 within two years of issue. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $15,435. The expiration date for the warrants has been extended to five years on August 25, 2006 as the Company achieved Tier 1 status, on the TSX Venture, prior to expiry of the two-year term.

iii)

November 2005 - a private non-brokered placement of 1,426,678 units at $0.35 per unit, realizing gross proceeds of $499,337. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $0.45 within two years of issue. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $95,876.

iv)

December 2005 - a private non-brokered placement of 1,978,571 units at $0.35 per unit, realizing gross proceeds of $692,500. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $0.45 within two years of issue. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $134,168.

v)

December 2005 - a private brokered placement of 1,000,000 units at $0.35 per unit, realizing gross proceeds of $350,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $0.45 within two years of issue. Agent’s fees relating to this issue amounted to $33,750 settled in cash. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $64,919.

vi)

December 2005 - a private brokered placement of 5,255,715 units at $0.35 per unit, realizing gross proceeds of $1,839,500. Each unit consists of one share and one half-share purchase warrant. One share purchase warrants entitles the holder to acquire one share at $0.45 within two years of issue. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $341,180. Agent’s fees relating to this issue amounted to $186,581 settled in cash. In addition, the agent was granted Agent’s Options (“Agent’s Option”) equal to ten percent of the number of units placed. Each Agent’s Option will be convertible into one unit of the Company (“Agent’s Units”) for a period of two years from the closing date, at a price of $0.35 per Agent’s Unit. Each Agent’s Unit is comprised of one share and one-half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share for a period of two years from the closing date, at a price of $0.45 per share. The fair value of these units and warrants, using the Black-Scholes pricing model, was estimated to be $161,723. During the year the holder exercised 346,036 warrants at $0.35 and was granted an additional 173,017 warrants at $0.45 with an expiry date of December 21, 2007. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $32,109, with the charge credited to contributed surplus.

(11)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

d)

Private placements (continued)

vii)

The following weighted average assumptions were used for the additional warrants in 2006: Risk free interest rate - 4.21%; dividend yield - nil%; expected volatility - 89.5%; expected life of warrants - 1.5 years.

During the financial year ended December 31, 2004, the following share placements were completed:

i)

April 2004 - In connection with the acquisition of Mintec, the Company completed a brokered private placement of 10,666,666 units at $0.75 per unit on April 20, 2004. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15 per share. In connection with the private placement, the Company paid the agent a 6% cash commission, a $48,000 corporate finance fee and granted the agent 533,333 non-transferable share purchase warrants, exercisable into 533,333 common shares at $0.75 until October 19, 2005.

ii)

April 2004 - The Company also completed a public offering of 2,666,666 units at $0.75 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15. In connection with the offering, the Company paid the agent a 6% commission of which $84,473 was in cash and the agent elected to receive 47,370 units for the balance of the commission), a $10,000 administration fee, issued the agent 30,000 units as a corporate finance fee and granted the agent 133,333 non-transferable share purchase warrants, exercisable into 133,333 common shares at $0.75 until October 19, 2005.

(12)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

e)

Share purchase warrants

The fair value of the April 2006 agent warrants, using the Black-Scholes pricing model, was estimated to be $1,308,952 (note 7(f)(vi)). The fair value of the additional agent warrants, using the Black-Scholes pricing model, was estimated to be $32,109 (note 7(d)(vii)).

Warrants issued in terms of the private placement during April 2006, were valued using the Black-Scholes pricing model. The value of 12,777,774 warrants was estimated to be $5,365,121 (note 7(f)(v)) before deducting pro rata issue costs of $631,736, for net proceeds of $4,733,385.

	Shares purchase warrants	Amount $

Balance - December 31, 2004	-	-

Brokered private placement share purchase warrants	5,880,481	960,230
Fair value of agent warrants	525,571	161,723

Balance - December 31, 2005	6,406,052	1,121,953

Brokered private placement share purchase warrants (note 7(d))	12,777,774	5,365,121
Share purchase warrants issue costs	-	(631,736)
Fair value of agent warrants	983,993	1,308,952
Fair value of additional agent warrants	173,017	32,109
Shares issued on exercise of additional agent warrants	(3,340,306)	(699,882)

Balance - December 31, 2006	17,000,530	6,496,517

(13)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

f)

Warrants

A summary of the Company’s share purchase warrants at December 31, 2006, 2005 and 2004 and the changes during the years are as follows:

		2006		2005		2004

	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $

Balance – Beginning of year	13,078,403	0.86	11,582,567	0.76	-	-

Granted	13,934,784	1.22	6,406,052	0.56	11,634,567	0.75
Exercised	(4,092,641)	0.75	(4,243,550)	0.14	(52,000)	0.13
Expired	-	-	(666,666)	0.75	-	-

Balance - End of year	22,920,546	1.10	13,078,403	0.86	11,582,567	0.76

The following table summarizes information about share purchase warrants outstanding at December 31, 2006:

Range of prices $	Number of warrants outstanding and exercisable	Weighted Average Contractual life (years)	Weighted average exercise price $

0.35 to 0.49	3,233,097	0.94	0.44
0.50 to 0.99	945,492	4.28	0.90
1.00 to 1.49	18,741,957	3.66	1.22

	22,920,546	3.30	1.10

i)

4,210,550 warrants, originated in the Company, prior to the reverse takeover transaction.

ii)

The expiration period for 50,000 warrants has been extended to five years, as the Company was granted Tier 1 status on the TSX Venture exchange on August 25, 2006.

(14)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

f)

Warrants (continued)

iii)

The fair value of warrants granted in 2005, using the Black-Scholes pricing model, was estimated to be $1,121,953. The weighted average assumptions used: Risk free interest rate - 3.50%; dividend yield - nil%; expected volatility - 107.3%; expected life of warrant - two years.

iv)

Certain agents warrants, upon being exercised, grant the agent an additional one-half share warrant. (note 7(d)(vi)).

v)

The fair value of warrants granted on April 13, 2006 was, using the Black-Scholes pricing model, estimated to be $5,365,121. The weighted average assumptions used: Risk free interest rate - 4.07%; dividend yield - nil%; expected volatility - 90.0%; expected life of warrant - two years.

vi)

The fair value of agent warrants granted on April 13, 2006 was, using the Black-Scholes pricing model, estimated to be $1,308,952. The weighted average assumptions used: Risk free interest rate - 4.31%; dividend yield - nil%; expected volatility - 90.0%; expected life of warrant - two years.

g)

Stock options

A summary of the Company’s stock options at December 31, 2006, 2005 and 2004 and the changes during the years areas follows:

		2006		2005		2004

	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $

Balance – Beginning of year	6,525,000	0.35	4,670,000	0.72	-	-

Granted	5,445,000	1.23	3,705,000	0.35	4,690,000	0.72
Exercised	(1,955,000)	0.35	(40,000)	0.22	(20,000)	0.22
Expired/cancelled	(75,000)	1.21	(1,810,000)	0.34	-	-

Balance - End of year	9,940,000	0.83	6,525,000	0.35	4,670,000	0.72

(15)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

g)

Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

Range of prices $	Number of outstanding options	Weighted average years to expiry	Weighted average exercise price $	Number of exercisable options $	Weighted average exercise price $

0.22 to 0.49	4,570,000	3.01	0.35	4,570,000	0.35
0.50 to 0.99	700,000	4.13	0.78	700,000	0.78
1.00 to 1.49	4,420,000	4.59	1.29	3,500,000	1.31
1.50 to 1.99	250,000	4.40	1.54	250,000	1.54

	9,940,000	3.83	0.83	9,020,000	0.79

i)

The exercise price of stock options granted prior to September 15, 2005 was amended from prices ranging from $0.60 - $0.75 to $0.35, in 2005, and a portion of these were subject to the approval of disinterested shareholders of the Company, which was received in 2006. A revaluation of fair value of the options granted, not yet exercised, and which are subject to this amendment, has been performed using the Black-Scholes option-pricing model. Additional stock-based compensation of $400,000 was determined for 2005 (notes 2 and 7(h)), upon approval of the board of directors, and $1,100,000 for 2006 (note 7(h)), upon approval of disinterested shareholders of the Company.

The following weighted average assumptions were used for the re-priced option: Risk free interest rate – 2006 – 4.15% (2005 – 3.51%); dividend yield - nil%; expected volatility – 2006 - 73% (2005 – 95%) ; expected life of options – 2006 - .5 years (2005 – 3.5 years).

The Company adopted a stock option plan (“the plan”) whereby, the Company may grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At December 31, 2006, the Company has reserved 10,788,402 common shares under the plan (2005 - 7,628,082).

The option plan has the following vesting requirement:

i)

Options granted to employees and consultants conducting investor relations activities will vest with the right to exercise one-quarter of the option upon conclusion of every three months subsequent to the grant date.

ii)

Options granted to other employees, consultants, directors and officers vest immediately.

(16)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

g)

Stock options (continued)

The fair value of the options granted during the year was estimated at each grant date using the Black-Scholes option-pricing model. During the year, the Company granted 5,445,000 five year stock options at an exercise price between $0.56 and $1.54; 1,950,000 of which were granted to directors and 3,495,000 granted to consultants and employees. Stock-based compensation costs, in the amount of $4,140,826 (2005 - $954,030), have been recognized and charged to expenses, with an offsetting amount recorded as a credit to contributed surplus. The exercise price of stock options granted prior to September 15, 2005 was amended from $0.75 to $0.35, subject to the approval of disinterested shareholders of the Company. A revaluation of options granted, not yet exercised, and which are subject to this amendment, has been performed.

The fair value of stock options granted was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2006 $	2005 $	2004 $

Risk-free interest rate	4.15%	3.89%	3.61%
Dividend yield	0%	0%	0%
Expected volatility	89%	57%	81%
Expected stock option life	3.5 years	5 years	4.8 years
Weighted average fair value of stock options granted	$0.80	$0.27	$0.30

h)

Contributed surplus

$

Fair value of options granted (note 7(g))	1,395,706
Fair value of 20,000 options exercised (note 7(b))	(5,517)

Balance - December 31, 2004	1,390,189

Fair value of options re-priced (restated, notes 2 and 7(g))	400,000
Fair value of options granted (note 7(g))	954,030
Fair value of 40,000 options exercised (note 7(b))	(4,498)

Balance - December 31, 2005 (restated, note 2)	2,739,721

Fair value of options re-priced (note 7(g))	1,100,000
Fair value of options granted (note 7(g))	4,140,826
Fair value of 1,955,000 options exercised (note 7(b))	(1,007,982)

Balance - December 31, 2006	6,972,565

(17)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

i)

Escrow shares

On April 20, 2004, 40,000,000 shares issued on the acquisition of Mintec were placed into escrow and will be released from escrow over a three-year period. 4,000,000 shares were released on April 20, 2004 and 6,000,000 shares are released every six months thereafter. On August 25, 2006, the Company became a Tier 1 issuer on the TSX Venture Exchange and as a result, the remaining 12,000,000 shares were immediately released from escrow. The escrow shares were also subject to a shareholder pooling agreement which expired on April 20, 2006.

A pooling agreement also covers the escrow shares, in terms of which half of these shares were released by April 20, 2005, a further quarter were released by October 20, 2005. The balance of 10,000,000 shares were released on April 20, 2006.

8

Related party transactions

a)

The Company entered into the following transactions with current or former directors or officers of the Company or with companies with current or former directors or officers in common:

	2006 $	2005 $	2004 $

Management fees paid or accrued	709,107	452,045	335,157
Legal fees paid or accrued	-	-	97,640
Financing fees paid or accrued	-	-	65,000
Rent and administration costs paid or accrued	-	32,754	64,000
Consulting services paid or accrued	-	-	27,000

	709,107	484,799	588,797

b)

The Company had the following amounts due to a company of a former director of the Company or companies with directors in common:

	2006 $	2005 $

Tek Terra Corporation	-	46,931
Minera Terra Gaia, S.A. de C.V.	-	11,570
Holmes Greenslade, a law firm of which an insider is a former partner	-	2,685

	-	61,186

(18)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

8

Related party transactions (continued)

b)

(continued)

The amounts are non-interest bearing, unsecured and are due on demand.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

9

Income taxes

a)

The Company operates in Canada and Mexico and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the years ended December 31 are as follows:

	2006 $	2005 $ (restated, note 2)

Accounting loss for the year	23,222,789	7,396,731
Statutory rate	34.10%	35.60%

Expected recovery	7,918,971	2,633,236

Stocked-based compensation	(1,787,122)	(482,035)
Non-deductible expenses	(61,369)	(264,431)
Foreign tax rate differential	(904,376)	(264,091)
Other	81,470	60,158

	5,247,574	1,682,837
Current valuation allowance	(5,247,574)	(1,682,837)

	-	-

(19)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

9

Income taxes (continued)

b)

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future income tax assets as at December 31 are as follows:

	2006 $	2005 $

Non-capital loss carry-forwards	8,286,692	3,072,318
Property, plant and equipment	13,216	580
Share issuance costs	619,116	341,916

	8,919,024	3,414,814
Valuation allowance	(8,919,024)	(3,414,814)

Future income tax asset	-	-

c)

The Company has incurred non-capital losses for income tax purposes in Canada and Mexico of approximately $27,898,000, which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these financial statements because of uncertainty of their recovery. These losses will expire as follows:

$

2007	373,000
2008	213,000
2009	62,000
2010	-
Thereafter	27,250,000

27,898,000

(20)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

10

Segmented information

The Company’s only business activity is exploration and development of mineral reserves. This activity is carried out primarily in Mexico.

The breakdown by geographic region for the year ended December 31, 2006 is as follows:

	Canada $	Mexico $	Consolidated $

Exploration expenses	4,864,828	14,962,324	19,827,152
Capital expenditures	45,574	113,833	159,407
Segment loss	7,533,778	15,689,011	23,222,789
Total assets	9,444,220	2,977,592	12,421,812

The breakdown by geographic region for the year ended December 31, 2005 is as follows:

	Canada $ (restated, note 2)	Mexico $ (restated, note 2)	Consolidated $ (restated, note 2)

Exploration expenses	336,334	4,986,322	5,322,656
Capital expenditures	153,903	445,482	599,385
Segment loss	2,054,885	5,341,846	7,396,731
Total assets	2,733,758	1,643,374	4,377,132

11

Foreign financial instruments

As at December 31, 2006, the Company has the following foreign denominated financial instruments:

	Foreign Currency amount $	Canadian dollar amount $

Cash in United States dollars	1,051,211	1,225,081
Cash in Mexican pesos	947,019	102,183
Value added taxes recoverable in Mexican pesos	3,843,919	414,759
Accounts payable in United States dollars	780,963	910,135
Accounts payable in Mexican Pesos	343,981	37,116

(21)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

11

Foreign financial instruments (continued)

As at December 31, 2005, the Company has the following foreign denominated financial instruments:

	Foreign currency amount $	Canadian dollar amount $

Cash in United States dollars	243,579	284,104
Cash in Mexican pesos	262,449	28,791
Value added taxes recoverable in Mexican pesos	1,028,217	112,795
Accounts payable in United States dollars	124,794	145,135
Accounts payable in Mexican Pesos	878,089	96,326

12

Commitments

a)

On September 22, 2004, the Company signed an agreement with Bateman Engineering Pty Ltd. (“Bateman”) to complete a definitive feasibility study on the Boleo Project. The estimated contract value including approved change orders is $12.5 million. The definitive feasibility study is scheduled to be completed in 2007 and the agreement may be terminated upon thirty days written notice. As at December 31, 2006, the Company has paid or accrued a total of approximately $11.8 million (2005 - $3.2 million) under the agreement, for a remaining terminable commitment of $0.7 million (2005 - $5.7 million).

b)

The Company has a number of management and consulting agreements. The future commitments under these contracts as at December 31, 2006 amount to:

$

2007	324,000
2008	288,000
2009	96,000

708,000

(22)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

12

Commitments (continued)

c)

The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases for office space in Mexico City, expiring June 2007 and August 2007. The future minimum lease payments are as follows:

$

2007	115,000
2008	104,000
2009	104,000
2010	77,000

400,000

d)

On July 28, 2006 the Company acquired an option to purchase four diesel generators for US$600,000. A refundable deposit of US$150,000 has been paid, with the remaining US$450,000 due when the equipment is delivered, but no later than June 30, 2007.

(23)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

13

Supplemental schedule of non-cash investing and financing activities

The following are the non-cash investing and financing activities of the Company:

	2006 $	2005 $	2004 $

Fair value of warrants issued as share capital issuance expense	1,003,618	161,723	-
Fair value of warrants issued as share purchase warrants issuance expense	305,334	-	-
Shares issued for acquisition of Mintec	-	-	46,371
Property, plant and equipment acquired on business combination	-	-	1,828
Resource property acquired on business combination	-	-	27,000
Accounts payable assumed on business combination	-	-	63,796
Sale of subsidiary with a resource property in exchange for consulting services received	-	-	27,000
Interest received	243,590	26,140	94,281
Interest paid	-	-	-

14

Differences between United States and Canadian generally accepted accounting principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States.

a)

For United States GAAP purposes, the Company expenses, as incurred, the exploration and development costs relating to unproven mineral properties, including the purchase price. When proven and probable reserves are determined for a property and a feasibility study prepared, those subsequent exploration and development costs of the property would be capitalized.

(24)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

14

Differences between United States and Canadian generally accepted accounting principles (“GAAP”) (continued)

b)

The impact of the above differences between Canadian and United States GAAP on the deficits as at December 31, as reported, is as follows:

	2006 $	2005 $ (restated, note 2)	2004 $

Deficit - As reported	(67,445,063)	(44,222,274)	(36,825,543)
Less capitalized mineral property costs	(757,793)	(757,793)	(757,793)

Deficit in accordance with United States GAAP	(68,202,856)	(44,980,067)	(37,583,336)

c)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Number $	Amount $	Share purchase warrants and contributed surplus $	Deficit $	Comprehensive income $	Total $

Shareholders’ equity balance as reported at December 31, 2004	60,236,306	40,582,163	1,390,189	(36,825,543)	-	5,146,809
Less capitalized mineral property costs	-	-	-	(757,793)	-	(757,793)

Shareholders’ equity in accordance with United States GAAP at December 31, 2004	60,236,306	40,582,163	1,390,189	(37,583,336)	-	4,389,016

Shareholders’ equity balance as reported at December 31, 2005 (restated, note 2)	76,280,820	44,284,417	3,861,647	(44,222,274)	-	3,923,817
Less capitalized mineral property costs	-	-	-	(757,793)	-	(757,793)

Shareholders’ equity in accordance with United States GAAP at December 31, 2005 (restated, note 2)	76,280,820	44,284,417	3,861,647	(44,980,067)	-	3,166,024

Shareholders’ equity balance as reported at December 31, 2006	107,884,017	65,258,086	13,469,082	(67,445,063)	-	11,282,105
Less capitalized mineral property costs	-	-	-	(757,793)	-	(757,793)

Shareholders’ equity in accordance with United States GAAP at December 31, 2006	107,884,017	65,258,086	13,469,082	(68,202,856)	-	10,524,312

(25)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

14

Differences between United States and Canadian generally accepted accounting principles (“GAAP”) (continued)

d)

Stock-based compensation plans

Effective January 1, 2006, the Company adopted SFAS 123 (Revised). This standard amends SFAS 123 Accounting for Stock- Based Compensation and supersedes SFAS 148 Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123. The principal amendments relate to the requirement to use a fair value method to record stock-based compensation, to the measurement methodology to evaluate equity instruments such as options and to the financial statement disclosure requirements. The measurement methodology must specifically provide for an estimation of forfeitures of employee stock awards, and compensation cost shall only include cost for awards expected to vest. As the fair value provisions of SFAS No. 123 (Revised) are consistent with the Company’s stock-based compensation plans, the application of this standard has not had significant impacts on its consolidated financial statements in the current year.

Effective January 1, 2004, for US GAAP purposes, the Company adopted the fair value method of accounting using the modified prospective method of SFAS 148. Accordingly, the compensation expense for 2004 reflects the fair value of all stock options granted since January 1, 2004 as well as the relevant portion of grants made prior to January 1, 2004, that were not vested at that date, of which there were none.

Under Canadian GAAP, the Company adopted the recommendations of Section 3870 of the Handbook, Stock-based Compensation and Other Stock-Based Payments which also states that a fair value based measurement must be used. However, the recommendations were applied retroactively with restatement for all stock options granted since January 1, 2002. As there were no material options outstanding during this period, under US GAAP, there is no significant impact to the compensation expense for 2006, 2005 or 2004.

e)

Recent United States accounting pronouncements

In July 2006, the Financial Standards Board released FIN 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement 109 (“FIN 48”), which is effective for annual periods beginning on or after December 15, 2006, which is the year ending December 31, 2007 for the Company. FIN 48 provides a comprehensive accounting model and prescriptive disclosure requirements related to income tax uncertainties. We do not expect the adoption of this standard to have a material impact on our consolidated US GAAP financial statement disclosure

.

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Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

14

Differences between United States and Canadian generally accepted accounting principles (“GAAP”) (continued)

e)

Recent United States accounting pronouncements (continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of this standard to have a material impact on our consolidated US GAAP financial statement disclosure.

In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP permits companies to account for planned major maintenance activities using either the direct expensing method, the built-in overhaul method or the deferral method. The FSP will be effective for the Company December 1, 2007 and is to be adopted on a retrospective basis. The Company is currently assessing the alternative accounting treatments available under the FSP.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatement should be considered in quantifying a current year misstatement. The guidance is applicable for fiscal years ending after November 15, 2006. The Company does not believe SAB 108 will have a material impact on its consolidated financial statements.

f)

Recent Canadian accounting pronouncements

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period. The Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. This convergence initiative is in its early stages as of the date of these annual consolidated financial statements and the Company also has the option to adopt U.S. GAAP at any time prior to the expected conversion date. Accordingly, it would be premature to assess the impact of the initiative, if any, on the Company at this time.

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Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

14

Differences between United States and Canadian generally accepted accounting principles (“GAAP”) (continued)

f)

Recent Canadian accounting pronouncements (continued)

New standards

Effective January 1, 2007, the CICA issued three new standards: “Financial Instruments - Recognition and Measurement.” “Hedges” and “Comprehensive Income.” The implementation of these standards will require the Company to present a separate statement of comprehensive income. Investments and marketable securities will be recorded in the consolidated balance sheet at fair value. Changes in fair value of marketable securities will be recorded in income and changes in the fair value of investments will be reported in comprehensive income. The impact of these standards on the Company, result in no Canadian-U.S.GAAP differences.

The AcSB issued CICA Section 1506, Accounting Changes. The standard prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The standard requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. Application is on a prospective basis and is effective for changes in accounting policies and estimates and correction of errors made in fiscal years beginning on or after January 1, 2007. The impact of Section 1506 cannot be determined until such time as the Company makes a change in accounting policy.

15

Subsequent events

a)

Subsequent to year-end, the Company had its shares listed on the Toronto Stock Exchange.

b)

Subsequent to year-end, the Company had its US Form 20-F Registration Statement cleared. The Registration Statement registers the Company’s common shares under the Securities Exchange Act of 1934, as amended, and renders the shares eligible for listing in the United States

.

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Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

15

Subsequent events (continued)

c)

Subsequent to year-end, the Company reached agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s El Boleo property is located within the “Buffer Zone” of such Biosphere. The Company paid US$100,000 on January 31, 2007 and issued three Special Warrants on January 9, 2007 for an aggregate of 180,000 common shares of the Company. One Special Warrant will mature in each of February, 2009, 2010 and 2011. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provision for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund. The fair value of the Special Warrants was estimated at the issue date using the Black-Scholes option-pricing model. The fair value of the warrants is $47,582.

d)

Subsequent to year-end, the Company granted 200,000 stock options to a new employee of the Company at a price of $1.30 per share, for a period of five years from the date of grant.

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